Exhibit 97 - Policy Relating to Recovery of Erroneously Awarded Compensation

ONEMAIN HOLDINGS, INC.
COMPENSATION CLAWBACK POLICY

I.Policy Overview.

OneMain Holdings, Inc. (the “Company”) believes it is in the best interest of the Company and its shareholders to maintain a culture of integrity and accountability that supports its pay-for-performance compensation philosophy. The Company, therefore, has adopted this compensation clawback policy (this “Policy”), which provides for the recoupment of incentive-based compensation in the event of an accounting restatement resulting from material noncompliance with applicable financial reporting requirements. This Policy is intended to comply with Section 10D of the Securities Exchange Act of 1934 and applicable rules thereunder (together, the “Act”) and the listing standards of the New York Stock Exchange (the “NYSE”). The Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) is responsible for the oversight of this Policy.

II.Definitions.

Accounting Restatement. An accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Changes to financial statements that do not constitute an Accounting Restatement include retroactive: (i) application of a change from one generally accepted accounting principle to another generally accepted accounting principle; (ii) revisions to reportable segment information due to a change in internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustments to provisional amounts in connection with a prior business combination; and (vi) revisions for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.

Excess Compensation. Any amount of Incentive-Based Compensation received by an Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Accounting Restatement, computed without regard to any taxes paid. For incentive compensation based on stock price or total shareholder return, where the amount to be recovered is not subject to mathematical recalculation directly from information in the Accounting Restatement, the amount to be recovered shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return and the Company shall retain documentation of the determination of such estimate and provide such documentation to the NYSE, if required. Incentive-Based Compensation is deemed received during the fiscal year during which the applicable financial reporting measure, stock price and/or total shareholder return measure, upon which the payment is based, is achieved, even if the grant or payment occurs after the end of the period.

Executive Officer. An individual who is, or was during the Look-Back Period, an executive officer subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934 and its applicable rules and regulations.

Incentive-Based Compensation. Any compensation that is granted, earned or vested based wholly or in part on stock price, total shareholder return, and/or the attainment of (i) any financial reporting measure(s) that are determined and presented in accordance with the accounting principles using in preparing the Company’s financial statements and/or (ii) any other measures that are derived in whole or in part from such measures. This definition of Incentive-Based Compensation excludes any equity incentive awards that are not contingent upon achieving any financial reporting measure performance goal and that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to financial reporting measures.

Look-Back Period. The three completed fiscal years preceding the date the Company is required to prepare an Accounting Restatement.

III.Clawback

In the event that the Company is required to prepare an Accounting Restatement, the Company shall reasonably promptly require reimbursement or forfeiture of any Excess Compensation received by any Executive Officer during the Look-Back Period.

The Company has the discretion to determine the means to recover Excess Compensation from the Executive Officer, which may include, without limitation, direct payment in a lump sum, recovery over time, cancellation of outstanding awards, the reduction of future pay and/or awards or any other method the Company determines is advisable to achieve the reasonably prompt recovery of Excess Compensation. At the direction of the Compensation Committee, the Company shall take all actions reasonable and appropriate to recover Excess Compensation from any applicable Executive Officer, and such Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred by the Company, including legal fees, in order to recover Excess Compensation in accordance with this Policy.

The Company may determine that repayment of Excess Compensation, or a portion thereof, is not required only where it determines that recovery is impracticable and one of the following circumstances exists: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided the Company has (A) made a reasonable attempt to recover such Excess Compensation, (B) documented such reasonable attempt, and (C) provided such documentation to the NYSE; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

IV.Indemnification.

Recovery of Excess Compensation under this Policy is required without regard to fault. Recovery occurs regardless of whether the Executive Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the Accounting Restatement. The Company shall not indemnify any Executive Officer against the loss of any Excess Compensation.

V.Administration.

This Policy is enforced, and required disclosures are made, in accordance with the Act and NYSE listing standards.

This Policy shall be administered by the Compensation Committee. The Compensation Committee is authorized to exercise all powers and to make all any interpretation or determination that it deems advisable in administering this Policy. In addition, the Compensation Committee is authorized to adopt amendments to this Policy from time to time in its sole discretion.

This Policy is effective November 1, 2023 and shall apply to any Incentive-Based Compensation awarded on or after June 9, 2023.

The right to recover Excess Compensation under this Policy is in addition to any other rights that the Company may have against any Executive Officer, including any remedies at law or in equity.

In the event of any conflict or inconsistency between this Policy and any other policies, plans or agreements to which the Company is party, this Policy governs.